UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.)*

OLIN CORPORATION

(Name of Issuer)

Common Stock, Par Value $1 Per Share

(Title of Class of Securities)

680665205

(CUSIP Number)

Kevin J. O’Connor
Point72 Asset Management, L.P.
72 Cummings Point Road
Stamford, CT 06902
(203) 890-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 29, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 680665205	Page 2 of 13 Pages
1	NAME OF REPORTING PERSON Point72 Asset Management, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
8	SHARED VOTING POWER 1,534,300 (see Item 5)
9	SOLE DISPOSITIVE POWER 0
10	SHARED DISPOSITIVE POWER 1,534,300 (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,534,300 (see Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN ☐ SHARES (SEE INSTRUCTIONS)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.0% (see Item 5)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

SCHEDULE 13D
CUSIP No. 680665205	Page 3 of 13 Pages
1	NAME OF REPORTING PERSON Point72 Capital Advisors, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
8	SHARED VOTING POWER 1,534,300 (see Item 5)
9	SOLE DISPOSITIVE POWER 0
10	SHARED DISPOSITIVE POWER 1,534,300 (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,534,300 (see Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN ☐ SHARES (SEE INSTRUCTIONS)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.0% (see Item 5)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

SCHEDULE 13D
CUSIP No. 680665205	Page 4 of 13 Pages
1	NAME OF REPORTING PERSON Cubist Systematic Strategies, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
8	SHARED VOTING POWER 3,391 (see Item 5)
9	SOLE DISPOSITIVE POWER 0
10	SHARED DISPOSITIVE POWER 3,391 (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,391 (see Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN ☐ SHARES (SEE INSTRUCTIONS)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 0.1% (see Item 5)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

SCHEDULE 13D
CUSIP No. 680665205	Page 5 of 13 Pages
1	NAME OF REPORTING PERSON EverPoint Asset Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
8	SHARED VOTING POWER 847,463 (see Item 5)
9	SOLE DISPOSITIVE POWER 0
10	SHARED DISPOSITIVE POWER 847,463 (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 847,463 (see Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN ☐ SHARES (SEE INSTRUCTIONS)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.1% (see Item 5)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

SCHEDULE 13D
CUSIP No. 680665205	Page 6 of 13 Pages
1	NAME OF REPORTING PERSON Rubric Capital Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
8	SHARED VOTING POWER 1,675,000 (see Item 5)
9	SOLE DISPOSITIVE POWER 0
10	SHARED DISPOSITIVE POWER 1,675,000 (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,675,000 (see Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN ☐ SHARES (SEE INSTRUCTIONS)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.2% (see Item 5)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

SCHEDULE 13D
CUSIP No. 680665205	Page 7 of 13 Pages
1	NAME OF REPORTING PERSON Steven A. Cohen
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
8	SHARED VOTING POWER 4,060,154 (see Item 5)
9	SOLE DISPOSITIVE POWER 0
10	SHARED DISPOSITIVE POWER 4,060,154 (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,060,154 (see Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN ☐ SHARES (SEE INSTRUCTIONS)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.2% (see Item 5)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

Item 1.  Security and the Issuer.

This Schedule 13D relates to shares of common stock, $1 par value per share (the “Common Stock”), of Olin Corporation, a Delaware corporation (the “Issuer”).  The principal executive office of the Issuer is located at 190 Carondelet Plaza, Suite 1530, Clayton, MO 63105-3443.

Item 2.  Identity and Background.

(a) This statement is filed by:
(i) Point72 Asset Management, L.P. (“Point72 Asset Management”) with respect to the Common Stock held by certain investment funds it manages (together with the investment funds managed by the other investment managers reporting on this form, the “Portfolio Funds”);
(ii) Point72 Capital Advisors, Inc. (“Point72 Capital Advisors Inc.”) with respect to the Common Stock held by certain investment funds managed by Point72 Asset Management;
(iii) Cubist Systematic Strategies, LLC (“Cubist Systematic Strategies”) with respect to the Common Stock held by certain investment funds it manages;
(iv) EverPoint Asset Management, LLC (“EverPoint Asset Management”) with respect to the Common Stock held by certain investment funds it manages;
(v) Rubric Capital Management, LLC (“Rubric Capital Management”) with respect to the Common Stock held by certain investment funds it manages; and
(iv) Steven A. Cohen with respect to the Common Stock beneficially owned by Point72 Asset Management, L.P., Point72 Capital Advisors Inc., Cubist Systemic Strategies, EverPoint Asset Management and Rubric Capital Management.
Point72 Asset Management, Point72 Capital Advisors Inc., Cubist Systematic Strategies, EverPoint Asset Management, Rubric Capital Management and Steven A. Cohen (collectively, the “Reporting Persons”) expressly disclaim beneficial ownership of securities directly beneficially owned by any person or entity other than, to the extent of any pecuniary interest therein, the various accounts under the Reporting Persons’ management and control.
Point72 Asset Management, Point72 Capital Advisors Inc., Cubist Systematic Strategies, EverPoint Asset Management, Rubric Capital Management and Steven A. Cohen have entered into a Joint Filing Agreement, a copy of which is filed with this Schedule 13D as Exhibit 99.1, pursuant to which they have agreed to file this Schedule 13D jointly in accordance with the provisions of Rule 13d-1(k) of the Act.
(b) The address of the principal business office of (i) Point72 Asset Management, Point72 Capital Advisors Inc., Rubric Capital Management and Mr. Cohen is 72 Cummings Point Road, Stamford, CT 06902; (ii) Cubist Systematic Strategies is 330 Madison Avenue, New York, NY 10173; and (iii) EverPoint Asset Management is 510 Madison Avenue, New York, NY 10022.

(c) The principal business of each of Point72 Asset Management, Cubist Systematic Strategies, EverPoint Asset Management and Rubric Capital Management is to serve as an investment manager to a variety of private investment funds and to control the investing and trading in securities by these private investment funds.  The principal business of Point72 Capital Advisors Inc. is to serve as the general partner of Point72 Asset Management.  The principal business of Mr. Cohen is to serve as a principal of Point72 Asset Management and other affiliated entities.
(d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(f) Point72 Asset Management is a Delaware limited partnership.  Point72 Capital Advisors Inc. is a Delaware corporation.  Cubist Systematic Strategies, EverPoint Asset Management and Rubric Capital Management are Delaware limited liability companies.  Mr. Cohen is a United States citizen.
Item 3.  Source and Amount of Funds or Other Consideration.

The Portfolio Funds expended an aggregate of approximately $120,783,053.98 of investment capital to purchase the 4,060,154 shares of Common Stock reported hereby.  Such transactions were effected in open market purchases in the ordinary course of business and are held by the Portfolio Funds in commingled margin accounts, maintained at Goldman Sachs & Co., Credit Suisse First Boston, Morgan Stanley & Co. and Citigroup, which may extend margin credit to the Portfolio Funds as and when required to open or carry positions in the margin accounts, subject to applicable federal margin regulations, stock exchange rules and credit policies.  In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the account.  The margin accounts may from time to time have debit balances.  Since other securities are held in the margin accounts, it is not possible to determine the amounts, if any, of margin used to purchase the shares of Common Stock reported herein.

Item 4. Purpose of Transaction.

On March 27, 2015, the Issuer filed a Form 8-K with the Securities and Exchange Commission stating that it had entered into an Agreement and Plan of Merger with The Dow Chemical Company (“TDCC”), pursuant to which a wholly-owned subsidiary of TDCC  (“Splitco”) comprising certain chemical businesses will be merged with and into a subsidiary of the Issuer, with Splitco surviving as a wholly-owned subsidiary of the Issuer.  As part of the plan of merger, prior to the merger TDCC will issue the shares of Splitco to TDCC shareholders as part of an exchange and distribution plan.  Upon consummation of the merger, each issued and outstanding share of Splitco common stock (except shares of Splitco common stock held by Splitco as treasury stock) will be converted into the right to receive approximately 0.87 shares of common stock of the Issuer.  The Issuer expects that immediately after, and as a result of, the merger approximately 53 percent of the outstanding shares of the Issuer will be held by pre-merger holders of Splitco common stock.

The shares of Common Stock subject to this Schedule 13D were acquired for investment purposes, in the ordinary course of business, and not with the purpose nor with the effect of changing or influencing the control or management of the Issuer and without any agreement with any third party to act together for the purpose of acquiring, holding, voting or disposing of equity securities of the Issuer.

As part of the Reporting Persons’ continuing evaluation of, and preservation of the value of the Portfolio Funds’ investment in the Common Stock of the Issuer, the Reporting Persons may from time to time (i) engage in discussions with certain persons, including, without limitation, management or representatives, the Issuer’s board of directors, other shareholders of the Issuer and other relevant parties, concerning matters with respect to the investment in the Common Stock, including, without limitation, the business, operations, governance, management, strategy and future plans of the Issuer and (ii) write letters to, and respond to inquiries from, various parties including, without limitation, the Issuer’s board of directors, management or representatives, other shareholders and other persons or entities regarding the Issuer’s affairs.

Depending on various factors, including, the Issuer’s financial position and strategic direction, the outcome of the matters referenced above, actions taken by the board of directors, price levels of the Common Stock, other available investment opportunities, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to the Portfolio Funds and/or other investment funds managed by one or more of the Reporting Persons with respect to the Issuer as they deem appropriate, including changing their current intentions, with respect to any or all matters referred to in this Item 4 of Schedule 13D and may, from time to time, cause the Portfolio Funds and/or other investment funds managed by one or more of the Reporting Persons to acquire additional Common Stock, dispose of some or all of their Common Stock, engage in short-selling, hedging or similar transactions with respect to the Common Stock, and/or continue to hold Common Stock. Except as set forth herein, or as would occur upon completion of any of the matters discussed herein, the Reporting Persons have no present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

(a) As of the close of business on June 30, 2015, the Reporting Persons beneficially owned an aggregate of 4,060,154 shares of Common Stock, representing approximately 5.2% of the shares of Common Stock outstanding.  The percentages used herein are based upon 77,513,605 shares of Common Stock reported to be outstanding, as of April 30, 2015, by the Issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 11, 2015.

Point72 Asset Management, Point72 Capital Advisors Inc., Cubist Systemic Strategies, EverPoint Asset Management, Rubric Capital Management and Mr. Cohen own directly no shares of Common Stock.    Pursuant to an investment management agreement, Cubist Systematic Strategies maintains investment and voting power with respect to the securities held by certain investment funds it manages.  Pursuant to an investment management agreement, EverPoint Asset Management maintains investment and voting power with respect to the securities held by certain investment funds it manages.  Pursuant to an investment management agreement, Rubric Capital Management maintains investment and voting power with respect to the securities held by certain investment funds it manages.  Mr. Cohen controls each of Point72 Capital Advisors Inc., Cubist Systematic Strategies, EverPoint Asset Management and Rubric Capital Management.  By reason of the provisions of Rule 13d-3 of the Act, as amended, each of (i) Point72 Asset Management, Point72 Capital Advisors Inc. and Mr. Cohen may be deemed to beneficially own 1,534,300 shares of Common Stock (constituting approximately 2.0% of the shares of Common Stock outstanding); (ii) Cubist Systematic Strategies and Mr. Cohen may be deemed to beneficially own 3,391 shares of Common Stock (constituting less than 0.1% of the shares of Common Stock outstanding); (iii) EverPoint Asset Management and Mr. Cohen may be deemed to beneficially own 847,463 shares of Common Stock (constituting approximately 1.1% of the shares of Common Stock outstanding); and (iv) Rubric Capital Management and Mr. Cohen may be deemed to beneficially own 1,675,000 shares of Common Stock (constituting approximately 2.2% of the shares of Common Stock outstanding).

(b) None of the Reporting Persons has sole power to vote or direct the vote or sole power to dispose or direct the disposition of shares of Common Stock.

(i) Point72 Asset Management has shared power to vote or direct the vote and shared power to dispose or direct the disposition of the 1,534,300 shares of Common Stock, constituting 2.0% of such class of securities;

(ii) Point72 Capital Advisors Inc. has shared power to vote or direct the vote and shared power to dispose or direct the disposition of the 1,534,300 shares of Common Stock, constituting 2.0% of such class of securities;

(iii) Cubist Systematic Strategies has shared power to vote or direct the vote and shared power to dispose or direct the disposition of the 3,391 shares of Common Stock, constituting less than 0.1% of such class of securities;

(iv) EverPoint Asset Management has shared power to vote or direct the vote and shared power to dispose or direct the disposition of the 847,463 shares of Common Stock, constituting 1.1% of such class of securities;
(v) Rubric Capital Management has shared power to vote or direct the vote and shared power to dispose or direct the disposition of the 1,675,000 shares of Common Stock, constituting 2.2% of such class of securities; and

(vi) Steven A. Cohen has shared power to vote or direct the vote and shared power to dispose or direct the disposition of the 4,060,154 shares of Common Stock, constituting 5.2% of such class of securities.

(c) Information concerning transactions in the shares of Common Stock effected by the Portfolio Funds during the past 60 days is set forth in Schedule A hereto and is incorporated herein by reference.  All of such transactions were effected in open market transactions through various brokerage entities on the New York Stock Exchange.

(d) No person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock directly beneficially owned by the Portfolio Funds.

(e) Not applicable.
Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Other than as described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and any other person with respect to the securities of the Issuer.

The Portfolio Funds may, from time to time, enter into and dispose of cash-settled equity swaps, contracts or other similar derivative contracts with one or more counterparties that are based upon the value of shares of Common Stock, which transactions may be significant in amount. The profit, loss and/or return on such contracts may be wholly or partially dependent on the market value of the shares of Common Stock, the relative value of shares of Common Stock in comparison to one or more other financial instruments, indexes or securities, a basket or group of securities in which shares of Common Stock may be included, or a combination of any of the foregoing. The Portfolio Funds currently have short exposure to an aggregate of 34,951 shares of Common Stock through such contracts.   In addition to the shares of Common Stock reported herein, the Portfolio Funds currently have long exposure to an aggregate of 54,250 shares of Common Stock through such contracts.  These contracts do not give the Reporting Persons, or the Portfolio Funds, direct or indirect voting, investment or dispositive control over any securities of the Issuer.  Accordingly, the Reporting Persons disclaim any beneficial ownership in any securities that may be referenced in such contracts or that may be held from time to time by any counterparties to such contracts.

Item 7.  Material to be filed as Exhibits.
1.   Schedule A - Sixty Day Trading History
2.   Exhibit 99.1 - Joint Filing Agreement

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned, severally and not jointly, certifies that the information set forth in this statement is true, complete and correct.

Dated: July 1, 2015

POINT72 ASSET MANAGEMENT, L.P.

By: /s/ Kevin J. O'Connor
Name:  Kevin J. O’Connor
Title:  Authorized Person

POINT72 CAPITAL ADVISORS, INC.

By: /s/ Kevin J. O'Connor
Name:  Kevin J. O’Connor
Title:  Authorized Person

CUBIST SYSTEMATIC STRATEGIES, LLC

By: /s/ Kevin J. O'Connor
Name:  Kevin J. O’Connor
Title:  Authorized Person

EVERPOINT ASSET MANAGEMENT, LLC

By: /s/ Kevin J. O'Connor
Name:  Kevin J. O’Connor
Title:  Authorized Person

RUBRIC CAPITAL MANAGEMENT, LLC

By: /s/ Kevin J. O'Connor
Name:  Kevin J. O’Connor
Title:  Authorized Person

STEVEN A. COHEN

By: /s/ Kevin J. O'Connor
Name:  Kevin J. O’Connor
Title:  Authorized Person

Schedule A

SIXTY DAY TRADING HISTORY

The amounts reported in the “Weighted Average Price” column in the table below reflect a weighted average price for the shares of Common Stock purchased or sold by an investment fund managed by the Reporting Person indicated.  The shares of Common Stock were purchased or sold, as applicable, in multiple transactions, each at a price within the ranges of price set forth in the “Range of Prices” column in the table below. The Reporting Persons undertake to provide to the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares of Common Stock sold at each separate price within the ranges of prices set forth in the table below.

Trade Date	Name	Amount	Weighted Average Price	Range
5/1/2015	Point72 Asset Management, L.P.	1981	29.91279	29.840 - 29.990
5/1/2015	Point72 Asset Management, L.P.	13493	30.03615	30.000 - 30.110
5/1/2015	Cubist Systematic Strategies, LLC	700	29.55000	29.550 - 29.550
5/1/2015	Cubist Systematic Strategies, LLC	- 700	29.86571	29.810 - 29.930
5/1/2015	Cubist Systematic Strategies, LLC	150	30.01667	30.010 - 30.020
5/1/2015	Cubist Systematic Strategies, LLC	- 3146	30.03270	30.000 - 30.110
5/1/2015	Cubist Systematic Strategies, LLC	599	30.02000	30.020 - 30.020
5/1/2015	Rubric Capital Management, LLC	2100	29.95738	29.900 - 29.995
5/1/2015	Rubric Capital Management, LLC	97900	30.04528	30.000 - 30.140
5/1/2015	Point72 Asset Management, L.P.	581	29.88492	29.840 - 29.940
5/1/2015	Point72 Asset Management, L.P.	4945	30.03475	30.000 - 30.110
5/4/2015	Point72 Asset Management, L.P.	19700	30.65947	30.460 - 30.960
5/4/2015	Point72 Asset Management, L.P.	300	31.01000	31.000 - 31.020
5/4/2015	Cubist Systematic Strategies, LLC	24009	30.70578	30.450 - 30.990
5/4/2015	Cubist Systematic Strategies, LLC	- 3586	30.70934	30.480 - 30.990
5/4/2015	Cubist Systematic Strategies, LLC	3800	31.04500	31.000 - 31.070
5/4/2015	Cubist Systematic Strategies, LLC	- 200	31.05000	31.020 - 31.080
5/4/2015	Cubist Systematic Strategies, LLC	- 426	30.48000	30.480 - 30.480
5/4/2015	Cubist Systematic Strategies, LLC	2745	30.85716	30.720 - 30.980
5/4/2015	Cubist Systematic Strategies, LLC	800	31.05000	31.030 - 31.070
5/4/2015	EverPoint Asset Management, LLC	- 4500	30.77622	30.710 - 30.840
5/4/2015	Point72 Asset Management, L.P.	4500	30.64932	30.460 - 30.930
5/4/2015	Point72 Asset Management, L.P.	200	31.01500	31.010 - 31.020
5/5/2015	Point72 Asset Management, L.P.	21926	29.60280	29.430 - 29.990
5/5/2015	Point72 Asset Management, L.P.	- 200	29.60500	29.450 - 29.760
5/5/2015	Point72 Asset Management, L.P.	2967	30.17360	30.000 - 30.340
5/5/2015	Cubist Systematic Strategies, LLC	- 5000	29.54783	29.430 - 29.980
5/5/2015	Cubist Systematic Strategies, LLC	2681	29.67940	29.440 - 29.980
5/5/2015	Cubist Systematic Strategies, LLC	- 200	30.31300	30.270 - 30.370
5/5/2015	Cubist Systematic Strategies, LLC	9728	30.46956	30.010 - 30.800
5/5/2015	Cubist Systematic Strategies, LLC	203	29.49000	29.490 - 29.490

Trade Date	Name	Amount	Weighted Average Price	Range
5/5/2015	Cubist Systematic Strategies, LLC	- 200	29.49500	29.490 - 29.500
5/5/2015	EverPoint Asset Management, LLC	20000	29.61657	29.430 - 29.900
5/5/2015	EverPoint Asset Management, LLC	- 2100	29.98476	29.980 - 29.990
5/5/2015	EverPoint Asset Management, LLC	- 7164	30.25558	30.000 - 30.630
5/5/2015	Point72 Asset Management, L.P.	3007	29.67340	29.440 - 29.980
5/5/2015	Point72 Asset Management, L.P.	600	30.19667	30.010 - 30.340
5/6/2015	Point72 Asset Management, L.P.	20465	29.46924	29.230 - 29.640
5/6/2015	Point72 Asset Management, L.P.	- 200	29.54000	29.500 - 29.580
5/6/2015	Cubist Systematic Strategies, LLC	1200	29.45583	29.230 - 29.600
5/6/2015	Cubist Systematic Strategies, LLC	- 12207	29.48949	29.250 - 29.620
5/6/2015	Cubist Systematic Strategies, LLC	- 2300	29.53043	29.480 - 29.610
5/6/2015	Cubist Systematic Strategies, LLC	600	29.53667	29.530 - 29.540
5/6/2015	Point72 Asset Management, L.P.	2535	29.50594	29.260 - 29.610
5/7/2015	Point72 Asset Management, L.P.	6018	28.79931	28.600 - 28.990
5/7/2015	Point72 Asset Management, L.P.	7828	29.32457	29.010 - 29.460
5/7/2015	Cubist Systematic Strategies, LLC	- 900	28.72333	28.650 - 28.760
5/7/2015	Cubist Systematic Strategies, LLC	1800	28.74111	28.640 - 28.880
5/7/2015	Cubist Systematic Strategies, LLC	- 13272	29.34523	29.150 - 29.460
5/7/2015	Cubist Systematic Strategies, LLC	3800	29.39053	29.060 - 29.430
5/7/2015	Cubist Systematic Strategies, LLC	- 268	29.41000	29.410 - 29.410
5/7/2015	EverPoint Asset Management, LLC	700	28.84286	28.710 - 28.990
5/7/2015	EverPoint Asset Management, LLC	1800	29.29167	29.010 - 29.450
5/7/2015	Point72 Asset Management, L.P.	1482	28.81493	28.670 - 28.990
5/7/2015	Point72 Asset Management, L.P.	1872	29.33026	29.170 - 29.460
5/8/2015	Point72 Asset Management, L.P.	- 100	29.58000	29.580 - 29.580
5/8/2015	Point72 Asset Management, L.P.	23768	29.59208	29.390 - 29.780
5/8/2015	Cubist Systematic Strategies, LLC	- 1742	29.54943	29.530 - 29.620
5/8/2015	Cubist Systematic Strategies, LLC	700	29.65714	29.490 - 29.870
5/8/2015	Cubist Systematic Strategies, LLC	- 507	29.55000	29.550 - 29.550
5/8/2015	Point72 Asset Management, L.P.	1502	29.61617	29.480 - 29.770
5/11/2015	Point72 Asset Management, L.P.	21170	29.22788	29.000 - 29.450
5/11/2015	Cubist Systematic Strategies, LLC	32	28.99000	28.990 - 28.990
5/11/2015	Cubist Systematic Strategies, LLC	2610	29.08464	29.000 - 29.480
5/11/2015	Cubist Systematic Strategies, LLC	- 3789	29.14780	29.000 - 29.390
5/11/2015	Cubist Systematic Strategies, LLC	- 1262	29.08558	29.000 - 29.310
5/11/2015	Cubist Systematic Strategies, LLC	400	29.20625	29.195 - 29.210
5/11/2015	EverPoint Asset Management, LLC	1000	29.00000	29.000 - 29.000
5/11/2015	Point72 Asset Management, L.P.	1560	29.22423	29.070 - 29.410
5/12/2015	Point72 Asset Management, L.P.	19628	28.47011	28.350 - 28.550
5/12/2015	Cubist Systematic Strategies, LLC	1300	28.41086	28.360 - 28.490
5/12/2015	Cubist Systematic Strategies, LLC	- 2504	28.52755	28.350 - 28.850
5/12/2015	Cubist Systematic Strategies, LLC	70	28.46000	28.460 - 28.460
5/12/2015	EverPoint Asset Management, LLC	1500	28.47800	28.380 - 28.530
5/12/2015	Point72 Asset Management, L.P.	1072	28.45758	28.390 - 28.530
5/13/2015	Point72 Asset Management, L.P.	- 2496	28.37889	28.260 - 28.500

Trade Date	Name	Amount	Weighted Average Price	Range
5/13/2015	Point72 Asset Management, L.P.	13000	28.43262	28.290 - 28.560
5/13/2015	Cubist Systematic Strategies, LLC	3038	28.36959	28.150 - 28.500
5/13/2015	Cubist Systematic Strategies, LLC	- 3200	28.42766	28.270 - 28.620
5/13/2015	Cubist Systematic Strategies, LLC	311	28.39000	28.390 - 28.390
5/13/2015	Point72 Asset Management, L.P.	- 604	28.39616	28.300 - 28.500
5/14/2015	Point72 Asset Management, L.P.	- 2800	28.84000	28.700 - 28.990
5/14/2015	Point72 Asset Management, L.P.	3800	28.84711	28.690 - 28.990
5/14/2015	Point72 Asset Management, L.P.	9100	29.19265	29.000 - 29.360
5/14/2015	Point72 Asset Management, L.P.	- 3820	29.21105	29.010 - 29.360
5/14/2015	Cubist Systematic Strategies, LLC	639	28.50649	28.350 - 28.810
5/14/2015	Cubist Systematic Strategies, LLC	- 1500	28.80367	28.550 - 28.980
5/14/2015	Cubist Systematic Strategies, LLC	- 1200	29.22000	29.020 - 29.380
5/14/2015	Cubist Systematic Strategies, LLC	1695	29.23819	29.010 - 29.330
5/14/2015	Cubist Systematic Strategies, LLC	339	29.26000	29.260 - 29.260
5/14/2015	Point72 Asset Management, L.P.	- 600	28.85500	28.720 - 28.990
5/14/2015	Point72 Asset Management, L.P.	- 980	29.20122	29.040 - 29.330
5/15/2015	Point72 Asset Management, L.P.	- 9156	28.76043	28.670 - 28.990
5/15/2015	Point72 Asset Management, L.P.	9800	28.78290	28.650 - 28.990
5/15/2015	Point72 Asset Management, L.P.	- 2295	29.05142	29.000 - 29.170
5/15/2015	Point72 Asset Management, L.P.	1100	29.10636	29.010 - 29.210
5/15/2015	Cubist Systematic Strategies, LLC	5721	28.76149	28.630 - 28.980
5/15/2015	Cubist Systematic Strategies, LLC	1900	29.10053	29.030 - 29.170
5/15/2015	Cubist Systematic Strategies, LLC	- 4000	28.70025	28.650 - 28.820
5/15/2015	Cubist Systematic Strategies, LLC	5108	28.76838	28.680 - 28.930
5/15/2015	Point72 Asset Management, L.P.	- 2249	28.77183	28.660 - 28.920
5/15/2015	Point72 Asset Management, L.P.	- 500	29.03600	29.000 - 29.060
5/18/2015	Point72 Asset Management, L.P.	- 8384	28.80525	28.660 - 28.990
5/18/2015	Point72 Asset Management, L.P.	5245	28.85315	28.660 - 28.990
5/18/2015	Point72 Asset Management, L.P.	4455	29.19038	29.010 - 29.300
5/18/2015	Point72 Asset Management, L.P.	- 5784	29.19936	29.000 - 29.310
5/18/2015	Cubist Systematic Strategies, LLC	900	28.50667	28.420 - 28.810
5/18/2015	Cubist Systematic Strategies, LLC	- 2500	28.77640	28.610 - 28.920
5/18/2015	Cubist Systematic Strategies, LLC	34	29.15000	29.150 - 29.150
5/18/2015	Cubist Systematic Strategies, LLC	- 2000	29.16550	29.000 - 29.310
5/18/2015	Cubist Systematic Strategies, LLC	- 799	28.64249	28.620 - 28.700
5/18/2015	Cubist Systematic Strategies, LLC	- 100	29.15000	29.150 - 29.150
5/18/2015	Cubist Systematic Strategies, LLC	137	29.15000	29.150 - 29.150
5/18/2015	Point72 Asset Management, L.P.	- 1916	28.78965	28.660 - 28.950
5/18/2015	Point72 Asset Management, L.P.	- 1516	29.17640	29.000 - 29.290
5/19/2015	Point72 Asset Management, L.P.	- 17388	29.44053	29.240 - 29.730
5/19/2015	Point72 Asset Management, L.P.	9600	29.48650	29.270 - 29.740
5/19/2015	Cubist Systematic Strategies, LLC	3783	29.35545	29.060 - 29.610
5/19/2015	Cubist Systematic Strategies, LLC	- 4205	29.52508	29.040 - 29.790
5/19/2015	Cubist Systematic Strategies, LLC	15996	29.38450	29.000 - 29.670
5/19/2015	Cubist Systematic Strategies, LLC	- 5886	29.67632	29.590 - 29.790

Trade Date	Name	Amount	Weighted Average Price	Range
5/19/2015	Point72 Asset Management, L.P.	- 4212	29.44449	29.260 - 29.700
5/20/2015	Point72 Asset Management, L.P.	- 7182	29.92924	29.885 - 29.990
5/20/2015	Point72 Asset Management, L.P.	2033	29.93705	29.900 - 29.980
5/20/2015	Point72 Asset Management, L.P.	- 14633	30.11236	30.020 - 30.230
5/20/2015	Point72 Asset Management, L.P.	6967	30.12354	30.010 - 30.310
5/20/2015	Cubist Systematic Strategies, LLC	2804	29.87930	29.750 - 29.970
5/20/2015	Cubist Systematic Strategies, LLC	- 900	30.05667	30.000 - 30.300
5/20/2015	Cubist Systematic Strategies, LLC	1300	30.14615	30.080 - 30.210
5/20/2015	Cubist Systematic Strategies, LLC	- 900	29.84667	29.780 - 29.900
5/20/2015	Cubist Systematic Strategies, LLC	668	29.89000	29.890 - 29.890
5/20/2015	Cubist Systematic Strategies, LLC	- 10050	30.13614	30.000 - 30.320
5/20/2015	Cubist Systematic Strategies, LLC	38	30.14000	30.140 - 30.140
5/20/2015	Rubric Capital Management, LLC	40863	29.93181	29.900 - 29.995
5/20/2015	Rubric Capital Management, LLC	9137	30.00580	30.000 - 30.030
5/20/2015	Point72 Asset Management, L.P.	- 1889	29.93158	29.900 - 29.980
5/20/2015	Point72 Asset Management, L.P.	- 3396	30.11907	30.050 - 30.300
5/21/2015	Point72 Asset Management, L.P.	27176	30.50596	30.340 - 30.740
5/21/2015	Cubist Systematic Strategies, LLC	100	29.93000	29.930 - 29.930
5/21/2015	Cubist Systematic Strategies, LLC	- 300	29.95000	29.950 - 29.950
5/21/2015	Cubist Systematic Strategies, LLC	5754	30.44626	30.040 - 30.660
5/21/2015	Cubist Systematic Strategies, LLC	- 2200	30.49727	30.400 - 30.600
5/21/2015	Cubist Systematic Strategies, LLC	100	29.93000	29.930 - 29.930
5/21/2015	Cubist Systematic Strategies, LLC	1528	30.21749	30.040 - 30.440
5/21/2015	Cubist Systematic Strategies, LLC	- 700	30.47286	30.400 - 30.500
5/21/2015	EverPoint Asset Management, LLC	153674	30.45238	30.195 - 30.660
5/21/2015	Rubric Capital Management, LLC	100000	30.22170	30.030 - 30.610
5/21/2015	Point72 Asset Management, L.P.	4524	30.50810	30.360 - 30.730
5/22/2015	Point72 Asset Management, L.P.	- 30100	29.77563	29.630 - 29.950
5/22/2015	Point72 Asset Management, L.P.	16587	29.80659	29.640 - 29.960
5/22/2015	Point72 Asset Management, L.P.	4200	30.15952	30.000 - 30.450
5/22/2015	Cubist Systematic Strategies, LLC	3446	29.75107	29.640 - 29.970
5/22/2015	Cubist Systematic Strategies, LLC	- 42216	29.76518	29.630 - 29.990
5/22/2015	Cubist Systematic Strategies, LLC	1400	30.10357	30.000 - 30.250
5/22/2015	Cubist Systematic Strategies, LLC	- 3666	30.10385	30.020 - 30.450
5/22/2015	Cubist Systematic Strategies, LLC	- 100	29.68000	29.680 - 29.680
5/22/2015	Cubist Systematic Strategies, LLC	4001	29.71173	29.690 - 29.720
5/22/2015	Rubric Capital Management, LLC	78114	29.80061	29.640 - 29.990
5/22/2015	Rubric Capital Management, LLC	21886	30.13358	30.000 - 30.440
5/22/2015	Point72 Asset Management, L.P.	2613	29.81090	29.700 - 29.940
5/22/2015	Point72 Asset Management, L.P.	800	30.14500	30.010 - 30.320
5/26/2015	Point72 Asset Management, L.P.	14638	28.88892	28.710 - 28.990
5/26/2015	Point72 Asset Management, L.P.	- 200	28.91000	28.830 - 28.990
5/26/2015	Point72 Asset Management, L.P.	40121	29.12434	29.000 - 29.250
5/26/2015	Point72 Asset Management, L.P.	- 100	29.19000	29.190 - 29.190
5/26/2015	Cubist Systematic Strategies, LLC	10133	28.89468	28.730 - 28.998

Trade Date	Name	Amount	Weighted Average Price	Range
5/26/2015	Cubist Systematic Strategies, LLC	- 1401	28.91144	28.830 - 28.990
5/26/2015	Cubist Systematic Strategies, LLC	34881	29.14226	29.000 - 29.790
5/26/2015	Cubist Systematic Strategies, LLC	- 5003	29.15209	29.000 - 29.250
5/26/2015	Cubist Systematic Strategies, LLC	- 2893	28.90703	28.810 - 28.990
5/26/2015	Cubist Systematic Strategies, LLC	- 2000	29.10500	29.000 - 29.220
5/26/2015	EverPoint Asset Management, LLC	24219	28.94114	28.790 - 28.995
5/26/2015	EverPoint Asset Management, LLC	135781	29.08525	29.000 - 29.250
5/26/2015	Rubric Capital Management, LLC	71504	28.88361	28.690 - 28.995
5/26/2015	Rubric Capital Management, LLC	78496	29.15362	29.000 - 29.450
5/26/2015	Point72 Asset Management, L.P.	1562	28.88606	28.760 - 28.960
5/26/2015	Point72 Asset Management, L.P.	6179	29.12858	29.000 - 29.250
5/27/2015	Point72 Asset Management, L.P.	500	28.99000	28.990 - 28.990
5/27/2015	Point72 Asset Management, L.P.	57703	29.17330	29.010 - 29.360
5/27/2015	Cubist Systematic Strategies, LLC	2916	29.22132	29.060 - 29.340
5/27/2015	Cubist Systematic Strategies, LLC	- 4896	29.29335	29.170 - 29.360
5/27/2015	Cubist Systematic Strategies, LLC	- 907	29.29654	29.280 - 29.310
5/27/2015	Rubric Capital Management, LLC	556	28.97651	28.960 - 28.990
5/27/2015	Rubric Capital Management, LLC	41812	29.08444	29.000 - 29.100
5/27/2015	Point72 Asset Management, L.P.	500	28.98800	28.980 - 28.990
5/27/2015	Point72 Asset Management, L.P.	8197	29.19365	29.000 - 29.350
5/28/2015	Point72 Asset Management, L.P.	46433	29.35608	29.120 - 29.460
5/28/2015	Point72 Asset Management, L.P.	- 100	29.43000	29.430 - 29.430
5/28/2015	Cubist Systematic Strategies, LLC	- 1779	29.35737	29.240 - 29.440
5/28/2015	Cubist Systematic Strategies, LLC	500	29.43600	29.430 - 29.450
5/28/2015	Cubist Systematic Strategies, LLC	4000	29.33738	29.335 - 29.370
5/28/2015	Cubist Systematic Strategies, LLC	- 4305	29.35382	29.220 - 29.440
5/28/2015	Rubric Capital Management, LLC	57632	29.37319	29.230 - 29.460
5/28/2015	Point72 Asset Management, L.P.	5967	29.34703	29.130 - 29.460
5/29/2015	Point72 Asset Management, L.P.	34353	29.29865	29.140 - 29.440
5/29/2015	Cubist Systematic Strategies, LLC	3153	29.25935	29.240 - 29.370
5/29/2015	Cubist Systematic Strategies, LLC	- 1800	29.35111	29.260 - 29.450
5/29/2015	Cubist Systematic Strategies, LLC	710	29.24845	29.240 - 29.280
5/29/2015	Rubric Capital Management, LLC	100000	29.30999	29.090 - 29.410
5/29/2015	Point72 Asset Management, L.P.	3647	29.29850	29.170 - 29.420
6/1/2015	Point72 Asset Management, L.P.	11498	28.92224	28.850 - 28.990
6/1/2015	Point72 Asset Management, L.P.	24438	29.08322	29.000 - 29.230
6/1/2015	Cubist Systematic Strategies, LLC	2003	28.90794	28.830 - 28.970
6/1/2015	Cubist Systematic Strategies, LLC	- 400	28.92750	28.900 - 28.980
6/1/2015	Cubist Systematic Strategies, LLC	- 1257	29.02432	29.000 - 29.130
6/1/2015	Cubist Systematic Strategies, LLC	700	29.05000	29.030 - 29.080
6/1/2015	Rubric Capital Management, LLC	47551	28.94710	28.850 - 28.995
6/1/2015	Rubric Capital Management, LLC	52449	29.04887	29.000 - 29.230
6/1/2015	Point72 Asset Management, L.P.	100	28.94000	28.940 - 28.940
6/1/2015	Point72 Asset Management, L.P.	564	29.07447	29.000 - 29.160
6/2/2015	Point72 Asset Management, L.P.	1895	28.95517	28.890 - 28.990

Trade Date	Name	Amount	Weighted Average Price	Range
6/2/2015	Point72 Asset Management, L.P.	19566	29.08744	29.000 - 29.300
6/2/2015	Point72 Asset Management, L.P.	- 300	29.09000	29.000 - 29.250
6/2/2015	Cubist Systematic Strategies, LLC	800	28.86500	28.780 - 28.980
6/2/2015	Cubist Systematic Strategies, LLC	- 300	28.99000	28.990 - 28.990
6/2/2015	Cubist Systematic Strategies, LLC	- 500	29.01000	29.000 - 29.030
6/2/2015	Cubist Systematic Strategies, LLC	3148	29.12960	29.000 - 29.310
6/2/2015	Cubist Systematic Strategies, LLC	1010	29.00000	29.000 - 29.000
6/2/2015	Rubric Capital Management, LLC	7573	28.96982	28.860 - 28.995
6/2/2015	Rubric Capital Management, LLC	19952	29.00000	29.000 - 29.000
6/2/2015	Point72 Asset Management, L.P.	300	28.94667	28.900 - 28.970
6/2/2015	Point72 Asset Management, L.P.	2584	29.07188	29.000 - 29.290
6/3/2015	Point72 Asset Management, L.P.	- 400	29.37000	29.240 - 29.510
6/3/2015	Point72 Asset Management, L.P.	30963	29.45303	29.030 - 29.620
6/3/2015	Cubist Systematic Strategies, LLC	600	29.16583	29.050 - 29.460
6/3/2015	Cubist Systematic Strategies, LLC	- 3068	29.39343	29.190 - 29.620
6/3/2015	Cubist Systematic Strategies, LLC	- 403	29.53000	29.520 - 29.540
6/3/2015	Point72 Asset Management, L.P.	1261	29.36129	29.180 - 29.550
6/3/2015	Point72 Asset Management, L.P.	- 2169	29.45994	29.150 - 29.610
6/4/2015	Point72 Asset Management, L.P.	200	28.97500	28.960 - 28.990
6/4/2015	Point72 Asset Management, L.P.	25663	29.07879	29.010 - 29.150
6/4/2015	Cubist Systematic Strategies, LLC	100	28.88000	28.880 - 28.880
6/4/2015	Cubist Systematic Strategies, LLC	- 200	28.97000	28.960 - 28.980
6/4/2015	Cubist Systematic Strategies, LLC	- 1100	29.07455	29.020 - 29.180
6/4/2015	Cubist Systematic Strategies, LLC	3600	29.08250	29.000 - 29.330
6/4/2015	Rubric Capital Management, LLC	2275	28.96901	28.910 - 28.995
6/4/2015	Rubric Capital Management, LLC	70200	29.06953	29.000 - 29.100
6/4/2015	Point72 Asset Management, L.P.	100	28.98000	28.980 - 28.980
6/4/2015	Point72 Asset Management, L.P.	- 2051	29.07244	29.040 - 29.120
6/4/2015	Point72 Asset Management, L.P.	2088	29.08586	29.010 - 29.130
6/5/2015	Point72 Asset Management, L.P.	3810	28.96885	28.930 - 28.990
6/5/2015	Point72 Asset Management, L.P.	11455	29.05333	29.000 - 29.150
6/5/2015	Cubist Systematic Strategies, LLC	- 2238	28.96632	28.800 - 28.990
6/5/2015	Cubist Systematic Strategies, LLC	200	28.99000	28.990 - 28.990
6/5/2015	Cubist Systematic Strategies, LLC	- 100	29.11000	29.110 - 29.110
6/5/2015	EverPoint Asset Management, LLC	5000	29.15000	29.150 - 29.150
6/5/2015	Rubric Capital Management, LLC	15542	28.97364	28.900 - 28.999
6/5/2015	Rubric Capital Management, LLC	34458	29.04843	29.000 - 29.150
6/5/2015	Point72 Asset Management, L.P.	485	28.96851	28.950 - 28.990
6/5/2015	Point72 Asset Management, L.P.	1450	29.06310	29.000 - 29.150
6/8/2015	Point72 Asset Management, L.P.	16380	28.73879	28.650 - 28.880
6/8/2015	Cubist Systematic Strategies, LLC	1241	28.67370	28.640 - 28.830
6/8/2015	Cubist Systematic Strategies, LLC	- 700	28.78143	28.730 - 28.860
6/8/2015	Cubist Systematic Strategies, LLC	383	28.66000	28.660 - 28.660
6/8/2015	EverPoint Asset Management, LLC	5000	28.74600	28.710 - 28.800
6/8/2015	Point72 Asset Management, L.P.	2520	28.74210	28.690 - 28.870

Trade Date	Name	Amount	Weighted Average Price	Range
6/9/2015	Point72 Asset Management, L.P.	26802	28.70351	28.590 - 28.940
6/9/2015	Cubist Systematic Strategies, LLC	- 3700	28.69730	28.600 - 28.720
6/9/2015	Cubist Systematic Strategies, LLC	1240	28.70476	28.655 - 28.720
6/9/2015	Cubist Systematic Strategies, LLC	- 500	28.70200	28.650 - 28.730
6/9/2015	Cubist Systematic Strategies, LLC	34	28.71000	28.710 - 28.710
6/9/2015	EverPoint Asset Management, LLC	193769	28.77173	28.530 - 28.990
6/9/2015	EverPoint Asset Management, LLC	2557	29.00544	29.000 - 29.020
6/9/2015	Point72 Asset Management, L.P.	- 959	28.64270	28.590 - 28.660
6/9/2015	Point72 Asset Management, L.P.	1157	28.83961	28.630 - 28.990
6/10/2015	Point72 Asset Management, L.P.	19309	29.16635	29.030 - 29.350
6/10/2015	Cubist Systematic Strategies, LLC	3448	29.08000	29.010 - 29.250
6/10/2015	Cubist Systematic Strategies, LLC	- 2750	29.08127	29.010 - 29.350
6/10/2015	Cubist Systematic Strategies, LLC	- 516	29.05000	29.050 - 29.050
6/10/2015	Point72 Asset Management, L.P.	3791	29.15802	29.050 - 29.290
6/11/2015	Point72 Asset Management, L.P.	12391	28.80962	28.640 - 28.990
6/11/2015	Point72 Asset Management, L.P.	4748	29.02732	29.000 - 29.070
6/11/2015	Cubist Systematic Strategies, LLC	- 2394	28.71643	28.670 - 28.730
6/11/2015	Cubist Systematic Strategies, LLC	1456	28.83320	28.620 - 28.980
6/11/2015	Cubist Systematic Strategies, LLC	100	29.03000	29.030 - 29.030
6/11/2015	Cubist Systematic Strategies, LLC	- 383	28.73000	28.730 - 28.730
6/11/2015	Point72 Asset Management, L.P.	2709	28.83351	28.665 - 28.990
6/11/2015	Point72 Asset Management, L.P.	652	29.02074	29.000 - 29.070
6/12/2015	Point72 Asset Management, L.P.	17499	28.51475	28.390 - 28.660
6/12/2015	Cubist Systematic Strategies, LLC	1600	28.48313	28.290 - 28.560
6/12/2015	Cubist Systematic Strategies, LLC	- 1100	28.50182	28.460 - 28.550
6/12/2015	Cubist Systematic Strategies, LLC	- 70	28.51000	28.510 - 28.510
6/12/2015	Cubist Systematic Strategies, LLC	100	28.52000	28.520 - 28.520
6/12/2015	EverPoint Asset Management, LLC	2672	28.46295	28.380 - 28.500
6/12/2015	Rubric Capital Management, LLC	50000	28.55943	28.440 - 28.650
6/12/2015	Point72 Asset Management, L.P.	3201	28.51736	28.400 - 28.650
6/15/2015	Point72 Asset Management, L.P.	16035	28.39635	28.250 - 28.530
6/15/2015	Cubist Systematic Strategies, LLC	- 1698	28.32704	28.160 - 28.470
6/15/2015	Cubist Systematic Strategies, LLC	1154	28.45029	28.380 - 28.460
6/15/2015	Cubist Systematic Strategies, LLC	1018	28.46000	28.460 - 28.460
6/15/2015	Point72 Asset Management, L.P.	3165	28.39740	28.260 - 28.530
6/16/2015	Point72 Asset Management, L.P.	17771	28.57018	28.460 - 28.660
6/16/2015	Cubist Systematic Strategies, LLC	500	28.50000	28.450 - 28.570
6/16/2015	Cubist Systematic Strategies, LLC	- 3456	28.54685	28.430 - 28.640
6/16/2015	Cubist Systematic Strategies, LLC	- 515	28.54777	28.520 - 28.600
6/16/2015	Point72 Asset Management, L.P.	3129	28.56701	28.500 - 28.650
6/17/2015	Point72 Asset Management, L.P.	200	27.98000	27.980 - 27.980
6/17/2015	Point72 Asset Management, L.P.	18764	28.22889	28.000 - 28.530
6/17/2015	Cubist Systematic Strategies, LLC	300	27.84000	27.840 - 27.840
6/17/2015	Cubist Systematic Strategies, LLC	4656	28.19017	28.060 - 28.640
6/17/2015	Cubist Systematic Strategies, LLC	- 1100	28.38091	28.130 - 28.690

Trade Date	Name	Amount	Weighted Average Price	Range
6/17/2015	Cubist Systematic Strategies, LLC	- 400	28.14000	28.140 - 28.140
6/17/2015	Rubric Capital Management, LLC	2299	27.94182	27.880 - 27.990
6/17/2015	Rubric Capital Management, LLC	47701	28.14808	28.000 - 28.250
6/17/2015	Point72 Asset Management, L.P.	3736	28.22526	28.000 - 28.510
6/18/2015	Point72 Asset Management, L.P.	18213	28.20129	28.100 - 28.330
6/18/2015	Cubist Systematic Strategies, LLC	900	28.15556	28.110 - 28.240
6/18/2015	Cubist Systematic Strategies, LLC	- 3018	28.21902	28.110 - 28.320
6/18/2015	Cubist Systematic Strategies, LLC	- 453	28.25000	28.250 - 28.250
6/18/2015	Rubric Capital Management, LLC	50000	28.19985	28.090 - 28.250
6/18/2015	Point72 Asset Management, L.P.	3487	28.20731	28.100 - 28.280
6/19/2015	Point72 Asset Management, L.P.	9169	27.96317	27.910 - 27.995
6/19/2015	Point72 Asset Management, L.P.	8409	28.05731	28.000 - 28.150
6/19/2015	Cubist Systematic Strategies, LLC	1673	27.92315	27.910 - 27.980
6/19/2015	Cubist Systematic Strategies, LLC	- 500	27.94600	27.910 - 27.970
6/19/2015	Cubist Systematic Strategies, LLC	- 500	28.19600	28.100 - 28.300
6/19/2015	Cubist Systematic Strategies, LLC	665	27.91150	27.910 - 27.920
6/19/2015	Cubist Systematic Strategies, LLC	- 2100	28.02786	28.020 - 28.030
6/19/2015	Cubist Systematic Strategies, LLC	2100	28.08095	28.010 - 28.100
6/19/2015	Point72 Asset Management, L.P.	2031	27.96721	27.920 - 27.990
6/19/2015	Point72 Asset Management, L.P.	1491	28.06146	28.010 - 28.140
6/22/2015	Point72 Asset Management, L.P.	- 14524	27.81107	27.740 - 27.990
6/22/2015	Point72 Asset Management, L.P.	10265	27.88592	27.740 - 27.990
6/22/2015	Point72 Asset Management, L.P.	- 2576	28.00000	28.000 - 28.000
6/22/2015	Cubist Systematic Strategies, LLC	1300	27.82154	27.800 - 27.860
6/22/2015	Cubist Systematic Strategies, LLC	- 3920	27.84745	27.800 - 27.860
6/22/2015	Cubist Systematic Strategies, LLC	400	28.05000	28.050 - 28.050
6/22/2015	Cubist Systematic Strategies, LLC	- 1141	27.85000	27.850 - 27.850
6/22/2015	Point72 Asset Management, L.P.	2235	27.88790	27.750 - 27.995
6/23/2015	Point72 Asset Management, L.P.	- 16900	27.61240	27.450 - 27.700
6/23/2015	Point72 Asset Management, L.P.	13714	27.61524	27.460 - 27.980
6/23/2015	Cubist Systematic Strategies, LLC	3900	27.55487	27.410 - 27.770
6/23/2015	Cubist Systematic Strategies, LLC	- 800	27.68500	27.570 - 27.980
6/23/2015	Cubist Systematic Strategies, LLC	- 5200	27.61926	27.600 - 27.650
6/23/2015	Cubist Systematic Strategies, LLC	5600	27.63599	27.410 - 27.670
6/23/2015	Point72 Asset Management, L.P.	2986	27.62039	27.480 - 27.810
6/24/2015	Point72 Asset Management, L.P.	- 16500	27.25838	27.180 - 27.390
6/24/2015	Point72 Asset Management, L.P.	11907	27.31110	27.170 - 27.440
6/24/2015	Cubist Systematic Strategies, LLC	5266	27.23730	27.190 - 27.370
6/24/2015	Cubist Systematic Strategies, LLC	- 1700	27.31122	27.230 - 27.380
6/24/2015	Cubist Systematic Strategies, LLC	2918	27.23703	27.230 - 27.260
6/24/2015	Cubist Systematic Strategies, LLC	- 1100	27.24727	27.240 - 27.260
6/24/2015	Point72 Asset Management, L.P.	2593	27.30971	27.200 - 27.430
6/25/2015	Point72 Asset Management, L.P.	8951	27.67284	27.440 - 27.840
6/25/2015	Point72 Asset Management, L.P.	- 11900	27.69048	27.520 - 27.820
6/25/2015	Cubist Systematic Strategies, LLC	- 10200	27.69187	27.230 - 27.830

Trade Date	Name	Amount	Weighted Average Price	Range
6/25/2015	Cubist Systematic Strategies, LLC	3268	27.80694	27.710 - 27.820
6/25/2015	Cubist Systematic Strategies, LLC	- 1100	27.76545	27.710 - 27.820
6/25/2015	Cubist Systematic Strategies, LLC	1358	27.80926	27.800 - 27.810
6/25/2015	Rubric Capital Management, LLC	36581	27.67338	27.230 - 27.800
6/25/2015	Point72 Asset Management, L.P.	1949	27.68260	27.440 - 27.820
6/26/2015	Point72 Asset Management, L.P.	- 12811	27.80702	27.610 - 27.990
6/26/2015	Point72 Asset Management, L.P.	13510	27.83515	27.600 - 27.990
6/26/2015	Point72 Asset Management, L.P.	- 589	28.07187	28.000 - 28.150
6/26/2015	Point72 Asset Management, L.P.	697	28.12270	28.000 - 28.160
6/26/2015	Cubist Systematic Strategies, LLC	3352	27.76239	27.620 - 27.890
6/26/2015	Cubist Systematic Strategies, LLC	- 1726	27.84659	27.670 - 27.990
6/26/2015	Cubist Systematic Strategies, LLC	300	28.00000	28.000 - 28.000
6/26/2015	Cubist Systematic Strategies, LLC	- 500	28.01800	28.010 - 28.050
6/26/2015	Cubist Systematic Strategies, LLC	612	27.76000	27.760 - 27.760
6/26/2015	Cubist Systematic Strategies, LLC	- 600	27.80500	27.730 - 27.840
6/26/2015	Point72 Asset Management, L.P.	2777	27.82958	27.650 - 27.980
6/26/2015	Point72 Asset Management, L.P.	316	28.10937	28.000 - 28.160
6/29/2015	Point72 Asset Management, L.P.	3745	26.91247	26.850 - 26.990
6/29/2015	Point72 Asset Management, L.P.	- 601	26.99000	26.990 - 26.990
6/29/2015	Point72 Asset Management, L.P.	- 6999	27.15528	27.000 - 27.400
6/29/2015	Point72 Asset Management, L.P.	5042	27.25856	27.000 - 27.500
6/29/2015	Cubist Systematic Strategies, LLC	2431	26.83406	26.830 - 26.850
6/29/2015	Cubist Systematic Strategies, LLC	- 2000	26.88300	26.810 - 26.990
6/29/2015	Cubist Systematic Strategies, LLC	- 800	27.34375	27.190 - 27.480
6/29/2015	Cubist Systematic Strategies, LLC	599	27.39649	27.000 - 27.560
6/29/2015	Cubist Systematic Strategies, LLC	- 3576	26.84833	26.810 - 26.960
6/29/2015	Cubist Systematic Strategies, LLC	4590	26.89195	26.830 - 26.940
6/29/2015	Rubric Capital Management, LLC	29575	26.89473	26.805 - 26.995
6/29/2015	Rubric Capital Management, LLC	8844	27.25281	27.000 - 27.650
6/29/2015	Point72 Asset Management, L.P.	798	26.92199	26.870 - 26.980
6/29/2015	Point72 Asset Management, L.P.	1115	27.24794	27.000 - 27.500
6/30/2015	Point72 Asset Management, L.P.	- 3799	26.92474	26.860 - 26.990
6/30/2015	Point72 Asset Management, L.P.	1747	26.94801	26.900 - 26.980
6/30/2015	Point72 Asset Management, L.P.	- 1401	27.05283	27.000 - 27.090
6/30/2015	Point72 Asset Management, L.P.	3837	27.06508	27.010 - 27.120
6/30/2015	Cubist Systematic Strategies, LLC	801	26.92258	26.900 - 26.990
6/30/2015	Cubist Systematic Strategies, LLC	- 3100	26.94323	26.900 - 26.970
6/30/2015	Cubist Systematic Strategies, LLC	307	27.11423	27.010 - 27.130
6/30/2015	Cubist Systematic Strategies, LLC	- 1300	27.14538	27.040 - 27.340
6/30/2015	Cubist Systematic Strategies, LLC	- 2490	26.94229	26.910 - 26.970
6/30/2015	Cubist Systematic Strategies, LLC	- 400	27.01000	27.000 - 27.030
6/30/2015	Cubist Systematic Strategies, LLC	790	27.05861	27.010 - 27.070
6/30/2015	EverPoint Asset Management, LLC	30073	26.93834	26.865 - 26.995
6/30/2015	EverPoint Asset Management, LLC	14927	27.05516	27.000 - 27.140
6/30/2015	Rubric Capital Management, LLC	69600	26.94274	26.770 - 26.998

Trade Date	Name	Amount	Weighted Average Price	Range
6/30/2015	Rubric Capital Management, LLC	30400	27.04444	27.000 - 27.100
6/30/2015	Point72 Asset Management, L.P.	348	26.95425	26.940 - 26.960
6/30/2015	Point72 Asset Management, L.P.	868	27.04493	27.000 - 27.080